# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D. C. 20549**

_____

# FORM 8-K

_____

**CURRENT REPORT**

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

**Date of report (Date of earliest event reported):  January 27, 2010**

# ASHLAND INC.
**(Exact name of registrant as specified in its charter)**

Kentucky
(State or other jurisdiction of incorporation)

1-32532                                                    20-0865835
(Commission File Number)                (I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard, Covington, Kentucky  41011**
**(Address of principal executive offices)   (Zip Code)**

**P.O. Box 391, Covington, Kentucky  41012-0391**
**(Mailing Address)   (Zip Code)**

**Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

<u>Item 7.01.  Regulation FD Disclosure</u>

On January 27, 2010, Ashland Inc. will include the information contained in exhibits 99.1-99.18, and graphic images thereof, on the "Investor Center" section of its website located at http://investor.ashland.com, or in employee communications.

Ashland is furnishing the information pursuant to the Securities and Exchange Commission's ("SEC") Regulation FD. The information contained in exhibits 99.1-99.17 is summary information concerning key metrics for Ashland's operating segments.  The information contained in exhibit 99.18 is summary information concerning certain working capital components, expressed as a percentage of annualized sales for Ashland on a monthly basis for December 2009, as used for certain internal measurement purposes.  The information is intended to be considered in the context of Ashland's SEC filings and other public announcements that Ashland may make from time to time.

By filing this report on Form 8-K, Ashland makes no admission as to the materiality of any information in this report. Ashland reserves the right to discontinue the availability of the data in the attached exhibits.

Item 9.01. Financial Statements and Exhibits

    (d)     Exhibits

99.1        Website data concerning Ashland Aqualon Functional Ingredients' average sales per shipping day

99.2        Website data concerning Ashland Aqualon Functional Ingredients' revenue

99.3        Website data concerning Ashland Aqualon Functional Ingredients' volume in metric tons

99.4        Website data concerning Ashland Hercules Water Technologies' average sales per shipping day

99.5        Website data concerning Ashland Hercules Water Technologies' revenue

99.6        Website data concerning Ashland Hercules Water Technologies' gross profit

99.7        Website data concerning Ashland Performance Materials' average sales per shipping day

99.8        Website data concerning Ashland Performance Materials' revenue

99.9        Website data concerning Ashland Performance Materials' gross profit

99.10     Website data concerning Ashland Consumer Markets' (Valvoline's) premium lubricants % of branded volume

99.11     Website data concerning Ashland Consumer Markets' (Valvoline's) revenue

99.12     Website data concerning Ashland Consumer Markets' (Valvoline's) gross profit

99.13     Website data concerning Ashland Consumer Markets' (Valvoline's) lubricant sales gallons

99.14     Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

99.15     Website data concerning Ashland Distribution's average sales per shipping day

99.16     Website data concerning Ashland Distribution's revenue

99.17     Website data concerning Ashland Distribution's gross profit

99.18     Website data concerning Ashland Inc.'s operating segment trade working capital

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

|                    |                                      |
|--------------------|--------------------------------------|
|                    | ASHLAND INC.                         |
|                    | (Registrant)                         |
|                    |                                      |
| January 27, 2010   | /s/ Lamar M. Chambers                |
|                    | Lamar M. Chambers                    |
|                    | Senior Vice President and            |
|                    | Chief Financial Officer              |

# EXHIBIT INDEX

99.1    Website data concerning Ashland Aqualon Functional Ingredients' average sales per shipping day

99.2    Website data concerning Ashland Aqualon Functional Ingredients' revenue

99.3    Website data concerning Ashland Aqualon Functional Ingredients' volume in metric tons

99.4    Website data concerning Ashland Hercules Water Technologies' average sales per shipping day

99.5    Website data concerning Ashland Hercules Water Technologies' revenue

99.6    Website data concerning Ashland Hercules Water Technologies' gross profit

99.7    Website data concerning Ashland Performance Materials' average sales per shipping day

99.8    Website data concerning Ashland Performance Materials' revenue

99.9    Website data concerning Ashland Performance Materials' gross profit

99.10   Website data concerning Ashland Consumer Markets' (Valvoline's) premium lubricants % of branded volume

99.11   Website data concerning Ashland Consumer Markets' (Valvoline's) revenue

99.12   Website data concerning Ashland Consumer Markets' (Valvoline's) gross profit

99.13   Website data concerning Ashland Consumer Markets' (Valvoline's) lubricant sales gallons

99.14   Website data concerning Valvoline Instant Oil Change's twelve month rolling average sales

99.15   Website data concerning Ashland Distribution's average sales per shipping day

99.16   Website data concerning Ashland Distribution's revenue

99.17   Website data concerning Ashland Distribution's gross profit

99.18   Website data concerning Ashland Inc.'s operating segment trade working capital

Exhibit 99.1
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Aqualon Functional Ingredients average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

| | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|
| January | 3.240 | 2.951 | 2.851 | 3.208 | 2.864 |
| February | 3.268 | 3.445 | 4.005 | 4.093 | 3.616 |
| March | 2.755 | 3.172 | 3.465 | 4.945 | 4.112 |
| April | 3.586 | 4.025 | 4.050 | 4.048 | 3.125 |
| May | 3.438 | 3.222 | 3.690 | 4.610 | 3.740 |
| June | 3.352 | 3.967 | 4.686 | 5.558 | 4.197 |
| July | 3.362 | 4.042 | 3.739 | 3.531 | 3.056 |
| August | 2.751 | 3.129 | 3.748 | 4.715 | 3.768 |
| September | 3.497 | 4.286 | 4.868 | 5.343 | 4.299 |
| October | 3.286 | 3.101 | 3.164 | 3.125 | 3.055 |
| November | 3.299 | 3.510 | 4.466 | 4.404 | 3.850 |
| December | 3.079 | 3.966 | 4.560 | 3.817 | 3.289 |

*NOTE:  Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008.

Exhibit 99.2
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Aqualon Functional Ingredients revenue)

Monthly Sales ($ in millions)*

|           | 2005 | 2006 | 2007 | 2008  | 2009 |
|-----------|------|------|------|-------|------|
| January   | 64.8 | 62.0 | 62.7 | 70.6  | 60.1 |
| February  | 65.4 | 68.9 | 80.1 | 86.0  | 72.3 |
| March     | 60.6 | 73.0 | 76.2 | 98.9  | 90.5 |
| April     | 75.3 | 76.5 | 81.0 | 89.1  | 65.6 |
| May       | 72.2 | 70.9 | 81.2 | 96.8  | 74.8 |
| June      | 73.7 | 87.3 | 98.4 | 116.7 | 92.3 |
| July      | 67.2 | 80.8 | 78.5 | 77.7  | 67.2 |
| August    | 63.3 | 72.0 | 86.2 | 99.0  | 79.1 |
| September | 73.4 | 85.7 | 92.5 | 112.2 | 90.3 |
| October   | 69.0 | 68.2 | 72.8 | 71.9  | 67.2 |
| November  | 66.0 | 70.2 | 89.3 | 79.3  | 73.2 |
| December  | 61.6 | 75.3 | 86.6 | 80.1  | 69.1 |

12 Month Rolling Average ($ in millions)*

|           | 2005 | 2006 | 2007 | 2008 | 2009 |
|-----------|------|------|------|------|------|
| January   | 65.8 | 67.5 | 74.3 | 82.8 | 89.0 |
| February  | 65.8 | 67.8 | 75.2 | 83.3 | 87.8 |
| March     | 65.9 | 68.8 | 75.5 | 85.2 | 87.1 |
| April     | 66.2 | 68.8 | 76.7 | 87.1 | 85.2 |
| May       | 66.2 | 68.8 | 76.7 | 87.1 | 83.4 |
| June      | 66.7 | 69.9 | 77.7 | 88.7 | 81.3 |
| July      | 66.5 | 71.0 | 77.5 | 88.6 | 80.5 |
| August    | 66.5 | 71.8 | 78.7 | 89.7 | 78.8 |
| September | 67.2 | 72.8 | 79.2 | 91.3 | 77.0 |
| October   | 67.2 | 72.7 | 79.6 | 91.2 | 76.6 |
| November  | 67.9 | 73.1 | 81.2 | 90.4 | 76.0 |
| December  | 67.7 | 74.2 | 82.1 | 89.9 | 75.1 |

*NOTE:  Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008.  The 12 month rolling sales average will continue to include pre-acquisition results through November 2009.

Exhibit 99.3
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Aqualon Functional Ingredients volume in metric tons)

Metric Tons (in thousands)*

|  | **2005** | **2006** | **2007** | **2008** | **2009** |
|---|---|---|---|---|---|
| January | 14.2 | 12.2 | 12.8 | 13.7 | 11.3 |
| February | 14.4 | 13.4 | 15.4 | 16.5 | 13.7 |
| March | 13.5 | 15.2 | 14.5 | 18.4 | 21.4 |
| April | 16.3 | 15.5 | 15.9 | 16.8 | 11.8 |
| May | 15.4 | 14.6 | 16.2 | 18.0 | 13.4 |
| June | 16.2 | 18.0 | 19.3 | 21.7 | 16.0 |
| July | 14.5 | 16.7 | 16.0 | 15.1 | 12.2 |
| August | 14.2 | 14.8 | 18.1 | 17.9 | 14.6 |
| September | 15.8 | 17.5 | 18.7 | 20.2 | 15.2 |
| October | 16.0 | 14.1 | 14.5 | 13.3 | 12.4 |
| November | 15.1 | 14.6 | 18.3 | 15.2 | 12.8 |
| December | 14.3 | 15.2 | 17.2 | 15.8 | 12.2 |

12 Month Rolling Average (in thousands)*

|  | **2005** | **2006** | **2007** | **2008** | **2009** |
|---|---|---|---|---|---|
| January | 15.2 | 14.8 | 15.2 | 16.5 | 16.7 |
| February | 15.2 | 14.8 | 15.4 | 16.6 | 16.4 |
| March | 15.2 | 14.9 | 15.3 | 16.9 | 16.7 |
| April | 15.1 | 14.8 | 15.5 | 17.1 | 16.3 |
| May | 15.1 | 14.8 | 15.5 | 17.1 | 15.9 |
| June | 15.1 | 14.9 | 15.6 | 17.3 | 15.4 |
| July | 14.9 | 15.1 | 15.5 | 17.3 | 15.2 |
| August | 14.9 | 15.1 | 15.8 | 17.2 | 14.9 |
| September | 14.9 | 15.3 | 15.9 | 17.4 | 14.5 |
| October | 14.9 | 15.1 | 15.9 | 17.3 | 14.4 |
| November | 15.1 | 15.1 | 16.3 | 17.0 | 14.2 |
| December | 15.0 | 15.2 | 16.4 | 16.9 | 13.9 |

*NOTE:  Information from October 2008 and prior represent the pre-acquisition operations of Hercules' Aqualon Group acquired on November 13, 2008.  The 12 month rolling average will continue to include pre-acquisition results through November 2009.

Exhibit 99.4
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Hercules Water Technologies average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

|           | **2005** | **2006** | **2007** | **2008** | **2009** |
|-----------|----------|----------|----------|----------|----------|
| January   | 1.606    | 1.554    | 3.038    | 3.351    | 7.014    |
| February  | 1.532    | 1.679    | 3.064    | 3.403    | 7.206    |
| March     | 1.507    | 1.475    | 2.797    | 3.613    | 6.422    |
| April     | 1.622    | 1.938    | 3.299    | 3.767    | 6.945    |
| May       | 1.560    | 1.554    | 3.079    | 3.662    | 7.075    |
| June      | 1.536    | 1.912    | 3.193    | 4.022    | 6.959    |
| July      | 1.666    | 3.046    | 3.238    | 3.720    | 7.260    |
| August    | 1.520    | 2.793    | 4.209    | 3.251    | 7.203    |
| September | 1.744    | 3.310    | 4.420    | 3.598    | 7.314    |
| October   | 1.509    | 2.677    | 3.077    | 3.090    | 6.737    |
| November  | 1.639    | 2.853    | 3.467    | 5.994    | 7.911    |
| December  | 1.614    | 3.297    | 3.445    | 6.640    | 6.895    |

*NOTE:  Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008.  August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.  In May 2006 Ashland acquired the water treatment business of Degussa AG.

Exhibit 99.5
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Hercules Water Technologies revenue)

Monthly Sales ($ in millions)*

|  | **2005** | **2006** | **2007** | **2008** | **2009** |
|---|---|---|---|---|---|
| January | 32.1 | 32.6 | 66.8 | 73.7 | 147.3 |
| February | 30.6 | 33.6 | 61.3 | 71.5 | 144.1 |
| March | 33.2 | 33.9 | 61.5 | 72.3 | 141.3 |
| April | 34.1 | 36.8 | 66.0 | 82.9 | 145.8 |
| May | 32.8 | 34.2 | 67.7 | 76.9 | 141.5 |
| June | 33.8 | 42.1 | 67.1 | 84.5 | 148.8 |
| July | 33.3 | 60.9 | 68.0 | 81.8 | 159.7 |
| August | 35.0 | 64.2 | 96.8 | 68.3 | 151.3 |
| September | 36.6 | 66.2 | 84.0 | 75.6 | 153.6 |
| October | 31.7 | 58.9 | 70.8 | 71.1 | 148.2 |
| November | 32.8 | 57.1 | 69.3 | 107.9 | 150.3 |
| December | 32.3 | 62.6 | 65.4 | 139.4 | 144.8 |

12 Month Rolling Average ($ in millions)*

|  | **2005** | **2006** | **2007** | **2008** | **2009** |
|---|---|---|---|---|---|
| January | 31.0 | 33.2 | 51.4 | 71.0 | 89.9 |
| February | 31.2 | 33.5 | 53.8 | 71.8 | 96.0 |
| March | 31.3 | 33.5 | 56.1 | 72.7 | 101.8 |
| April | 31.5 | 33.8 | 58.5 | 74.1 | 107.0 |
| May | 31.8 | 33.9 | 61.3 | 74.9 | 112.4 |
| June | 32.1 | 34.6 | 63.4 | 76.3 | 117.7 |
| July | 32.2 | 36.9 | 64.0 | 77.5 | 124.2 |
| August | 32.5 | 39.3 | 66.7 | 75.1 | 131.1 |
| September | 32.9 | 41.8 | 68.2 | 74.4 | 137.7 |
| October | 33.0 | 44.0 | 69.1 | 74.4 | 144.2 |
| November | 33.2 | 46.1 | 70.2 | 77.7 | 147.6 |
| December | 33.2 | 48.6 | 70.4 | 83.8 | 148.1 |

*NOTE:  Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008.  August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.  In May 2006 Ashland acquired the water treatment business of Degussa AG.

Exhibit 99.6
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Hercules Water Technologies gross profit)

3 Month Rolling Average (%)*

|  | **2005** | **2006** | **2007** | **2008** | **2009** |
|---|---|---|---|---|---|
| January | 49.0 | 48.2 | 39.1 | 38.1 | 30.5 |
| February | 49.4 | 47.5 | 38.4 | 36.4 | 31.6 |
| March | 48.0 | 47.2 | 38.8 | 37.3 | 32.6 |
| April | 48.2 | 46.8 | 39.6 | 36.9 | 34.6 |
| May | 47.5 | 46.6 | 39.6 | 37.8 | 36.3 |
| June | 46.9 | 45.5 | 38.2 | 37.2 | 34.7 |
| July | 46.6 | 42.3 | 39.3 | 37.1 | 35.7 |
| August | 47.2 | 39.6 | 39.0 | 36.2 | 34.8 |
| September | 47.2 | 38.4 | 39.7 | 32.9 | 36.7 |
| October | 47.4 | 38.7 | 39.0 | 33.0 | 36.1 |
| November | 47.5 | 39.9 | 39.8 | 31.5 | 36.0 |
| December | 48.5 | 40.3 | 39.3 | 32.5 | 36.6 |

12 Month Rolling Average (%)*

|  | **2005** | **2006** | **2007** | **2008** | **2009** |
|---|---|---|---|---|---|
| January | 48.8 | 47.6 | 41.0 | 39.0 | 34.0 |
| February | 48.7 | 47.4 | 40.5 | 38.7 | 33.1 |
| March | 48.5 | 47.4 | 40.2 | 38.6 | 33.0 |
| April | 48.5 | 47.2 | 39.8 | 38.3 | 33.0 |
| May | 48.2 | 47.2 | 39.4 | 38.3 | 33.2 |
| June | 48.0 | 46.9 | 38.9 | 38.4 | 32.7 |
| July | 47.9 | 45.7 | 39.2 | 37.8 | 33.2 |
| August | 47.9 | 44.5 | 39.2 | 37.5 | 33.3 |
| September | 47.8 | 43.7 | 39.2 | 36.7 | 33.9 |
| October | 47.7 | 43.0 | 39.3 | 36.3 | 33.9 |
| November | 47.9 | 42.4 | 39.2 | 35.3 | 34.7 |
| December | 47.6 | 41.9 | 39.0 | 34.8 | 35.2 |

*NOTE:  Information from October 2008 and prior does not include the Paper Technologies and Ventures operations of Hercules acquired on November 13, 2008.  The calculated gross profit percentages for November and December of 2008 exclude the impact of purchase accounting inventory step-up adjustments.  August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.  In May 2006 Ashland acquired the water treatment business of Degussa AG.

Exhibit 99.7
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

|  | **2005** | **2006** | **2007** | **2008** | **2009** |
|---|---|---|---|---|---|
| January | 5.176 | 5.258 | 6.061 | 6.040 | 4.403 |
| February | 5.593 | 5.816 | 5.593 | 6.446 | 4.042 |
| March | 5.570 | 5.200 | 5.965 | 6.494 | 3.896 |
| April | 5.989 | 6.156 | 6.637 | 6.552 | 3.966 |
| May | 6.183 | 5.641 | 6.112 | 6.741 | 4.024 |
| June | 5.812 | 5.845 | 6.313 | 6.612 | 4.176 |
| July | 5.425 | 5.886 | 6.073 | 6.889 | 4.058 |
| August | 5.293 | 5.501 | 6.642 | 6.254 | 3.822 |
| September | 5.264 | 5.663 | 8.307 | 6.867 | 4.673 |
| October | 5.955 | 6.083 | 5.968 | 6.074 | 4.505 |
| November | 6.030 | 6.149 | 6.642 | 5.872 | 4.902 |
| December | 5.305 | 5.800 | 5.318 | 3.738 | 3.764 |

*NOTE:  August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.8
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials revenue)

Monthly Sales ($ in millions)*

|  | **2005** | **2006** | **2007** | **2008** | **2009** |
|---|---|---|---|---|---|
| January | 103.5 | 110.4 | 133.3 | 132.9 | 92.5 |
| February | 111.9 | 116.3 | 111.6 | 135.4 | 80.8 |
| March | 122.5 | 119.6 | 131.2 | 129.9 | 85.7 |
| April | 125.8 | 117.0 | 132.7 | 144.2 | 83.3 |
| May | 129.9 | 124.1 | 134.5 | 141.6 | 80.5 |
| June | 127.9 | 128.6 | 132.6 | 138.9 | 91.8 |
| July | 108.5 | 117.7 | 127.5 | 151.6 | 89.3 |
| August | 121.7 | 126.5 | 152.8 | 131.3 | 80.3 |
| September | 110.5 | 113.3 | 157.8 | 144.2 | 98.1 |
| October | 125.1 | 132.8 | 137.3 | 139.7 | 99.1 |
| November | 120.6 | 123.0 | 132.8 | 105.7 | 93.2 |
| December | 106.1 | 110.2 | 101.0 | 78.5 | 79.0 |

12 Month Rolling Average ($ in millions)*

|  | **2005** | **2006** | **2007** | **2008** | **2009** |
|---|---|---|---|---|---|
| January | 94.3 | 118.4 | 121.9 | 132.1 | 127.8 |
| February | 96.5 | 118.8 | 121.5 | 134.0 | 123.2 |
| March | 99.4 | 118.5 | 122.4 | 133.9 | 119.6 |
| April | 102.3 | 117.8 | 123.8 | 134.9 | 114.5 |
| May | 106.0 | 117.3 | 124.6 | 135.5 | 109.4 |
| June | 108.4 | 117.4 | 125.0 | 136.0 | 105.5 |
| July | 110.0 | 118.1 | 125.8 | 138.0 | 100.3 |
| August | 112.3 | 118.5 | 128.0 | 136.2 | 96.0 |
| September | 114.1 | 118.8 | 131.7 | 135.1 | 92.2 |
| October | 115.8 | 119.4 | 132.1 | 135.3 | 88.8 |
| November | 117.1 | 119.6 | 132.9 | 133.0 | 87.8 |
| December | 117.8 | 120.0 | 132.1 | 131.1 | 87.8 |

*NOTE:  August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.9
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Performance Materials gross profit)

3 Month Rolling Average (%)*

|  | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|
| January | 17.3 | 21.3 | 20.5 | 17.3 | 17.1 |
| February | 18.6 | 22.2 | 19.7 | 17.1 | 17.9 |
| March | 20.7 | 22.9 | 20.5 | 18.1 | 19.5 |
| April | 21.5 | 23.4 | 21.0 | 18.5 | 19.0 |
| May | 21.6 | 24.2 | 21.4 | 18.1 | 18.0 |
| June | 22.6 | 25.0 | 21.9 | 17.5 | 16.9 |
| July | 22.7 | 24.6 | 21.2 | 16.1 | 17.4 |
| August | 22.9 | 22.8 | 20.1 | 14.6 | 17.0 |
| September | 21.2 | 20.3 | 18.1 | 14.6 | 16.0 |
| October | 21.6 | 20.4 | 18.4 | 14.8 | 16.7 |
| November | 20.9 | 20.8 | 18.7 | 16.1 | 17.8 |
| December | 21.6 | 21.1 | 18.2 | 15.9 | 18.4 |

12 Month Rolling Average (%)*

|  | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|
| January | 18.9 | 21.8 | 22.2 | 19.4 | 16.6 |
| February | 18.9 | 21.9 | 21.9 | 19.4 | 16.5 |
| March | 18.8 | 22.1 | 21.7 | 19.1 | 16.6 |
| April | 19.0 | 22.3 | 21.6 | 18.9 | 16.5 |
| May | 19.3 | 22.5 | 21.2 | 18.5 | 16.3 |
| June | 19.7 | 22.8 | 21.0 | 18.0 | 16.4 |
| July | 19.9 | 22.8 | 20.8 | 17.6 | 16.8 |
| August | 20.2 | 22.5 | 20.5 | 17.1 | 17.1 |
| September | 20.4 | 22.5 | 20.3 | 17.0 | 17.0 |
| October | 20.9 | 22.4 | 20.2 | 16.7 | 17.5 |
| November | 21.1 | 22.5 | 20.0 | 16.5 | 17.7 |
| December | 21.6 | 22.3 | 19.6 | 16.6 | 17.7 |

*NOTE:  August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.10
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) premium lubricants % of branded volume)

Premium Lubricants % of  Branded Volume

|            | 2005 | 2006 | 2007 | 2008 | 2009 |
|------------|------|------|------|------|------|
| January    | 23.0 | 23.9 | 24.1 | 25.3 | 27.6 |
| February   | 21.9 | 25.1 | 21.5 | 25.7 | 27.6 |
| March      | 26.7 | 24.1 | 24.3 | 26.0 | 31.3 |
| April      | 23.8 | 23.3 | 24.0 | 23.0 | 27.7 |
| May        | 23.2 | 21.8 | 26.3 | 26.3 | 28.4 |
| June       | 26.3 | 22.2 | 23.2 | 25.6 | 30.4 |
| July       | 23.6 | 22.5 | 22.2 | 23.6 | 27.2 |
| August     | 24.1 | 23.3 | 24.8 | 27.6 | 27.4 |
| September  | 21.5 | 20.9 | 23.9 | 27.5 | 26.7 |
| October    | 22.2 | 21.7 | 23.6 | 26.9 | 28.1 |
| November   | 24.4 | 20.5 | 23.4 | 27.0 | 26.4 |
| December   | 22.1 | 22.6 | 21.8 | 27.4 | 30.0 |

Exhibit 99.11
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) revenue)

Monthly Sales ($ in millions)*

|  | **2005** | **2006** | **2007** | **2008** | **2009** |
|---|---|---|---|---|---|
| January | 103.0 | 113.1 | 122.8 | 135.7 | 128.6 |
| February | 105.5 | 109.1 | 122.3 | 127.4 | 127.3 |
| March | 114.9 | 130.6 | 137.3 | 137.5 | 151.6 |
| April | 118.3 | 116.8 | 135.2 | 154.1 | 144.4 |
| May | 118.3 | 126.8 | 133.2 | 130.8 | 133.9 |
| June | 117.8 | 122.9 | 139.1 | 143.0 | 162.6 |
| July | 107.0 | 116.3 | 129.1 | 150.9 | 145.6 |
| August | 116.1 | 128.3 | 131.6 | 147.8 | 141.8 |
| September | 115.7 | 134.6 | 123.5 | 155.1 | 126.7 |
| October | 105.8 | 130.3 | 141.2 | 143.9 | 144.2 |
| November | 106.0 | 114.6 | 129.6 | 119.5 | 124.8 |
| December | 98.7 | 106.6 | 109.5 | 124.1 | 131.2 |

12 Month Rolling Average ($ in millions)*

|  | **2005** | **2006** | **2007** | **2008** | **2009** |
|---|---|---|---|---|---|
| January | 109.4 | 111.4 | 121.6 | 130.6 | 138.5 |
| February | 109.8 | 111.7 | 122.7 | 131.0 | 138.5 |
| March | 109.6 | 113.0 | 123.3 | 131.0 | 139.7 |
| April | 109.8 | 112.9 | 124.8 | 132.6 | 138.9 |
| May | 111.0 | 113.6 | 125.4 | 132.4 | 139.2 |
| June | 111.6 | 114.1 | 126.7 | 132.7 | 140.8 |
| July | 110.8 | 114.8 | 127.8 | 134.6 | 140.4 |
| August | 111.5 | 115.8 | 128.0 | 135.9 | 139.9 |
| September | 110.5 | 117.4 | 127.1 | 138.5 | 137.5 |
| October | 110.6 | 119.5 | 128.0 | 138.8 | 137.5 |
| November | 110.8 | 120.2 | 129.3 | 137.9 | 138.0 |
| December | 110.6 | 120.8 | 129.5 | 139.1 | 138.6 |

*NOTE:  August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.12
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) gross profit)

3 Month Rolling Average (%)*

|           | **2005** | **2006** | **2007** | **2008** | **2009** |
|-----------|----------|----------|----------|----------|----------|
| January   | 26.7 | 21.4 | 24.5 | 24.2 | 23.6 |
| February  | 27.4 | 21.6 | 25.1 | 24.0 | 29.1 |
| March     | 28.3 | 22.0 | 25.6 | 24.4 | 32.2 |
| April     | 28.8 | 21.4 | 25.1 | 24.6 | 36.5 |
| May       | 28.1 | 20.4 | 25.3 | 24.6 | 36.2 |
| June      | 25.9 | 20.2 | 25.1 | 23.9 | 37.5 |
| July      | 25.4 | 19.6 | 25.9 | 21.8 | 37.2 |
| August    | 25.6 | 19.0 | 25.5 | 19.5 | 36.8 |
| September | 25.4 | 16.0 | 24.6 | 19.2 | 35.5 |
| October   | 24.5 | 17.9 | 24.3 | 20.1 | 34.4 |
| November  | 23.0 | 19.7 | 24.6 | 21.1 | 33.6 |
| December  | 22.1 | 23.8 | 24.7 | 21.8 | 33.9 |

12 Month Rolling Average (%)*

|           | **2005** | **2006** | **2007** | **2008** | **2009** |
|-----------|----------|----------|----------|----------|----------|
| January   | 28.0 | 25.1 | 20.7 | 24.9 | 22.4 |
| February  | 28.0 | 24.7 | 21.0 | 24.9 | 23.4 |
| March     | 28.1 | 23.9 | 21.4 | 24.7 | 24.2 |
| April     | 28.1 | 23.2 | 21.7 | 24.8 | 25.5 |
| May       | 27.9 | 22.6 | 22.3 | 24.7 | 26.4 |
| June      | 27.4 | 22.4 | 22.6 | 24.4 | 27.7 |
| July      | 27.2 | 21.7 | 23.3 | 23.7 | 29.5 |
| August    | 26.9 | 20.9 | 23.9 | 23.1 | 31.0 |
| September | 26.6 | 19.9 | 24.8 | 23.0 | 32.0 |
| October   | 26.4 | 20.0 | 25.0 | 22.6 | 33.3 |
| November  | 26.0 | 20.1 | 25.1 | 22.2 | 34.1 |
| December  | 25.5 | 20.4 | 25.0 | 22.3 | 34.8 |

*NOTE:  August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.13
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Consumer Markets (Valvoline) lubricant sales gallons)

3 Month Rolling Average (in millions)*

|           | 2005 | 2006 | 2007 | 2008 | 2009 |
|-----------|------|------|------|------|------|
| January   | 13.1 | 13.1 | 12.3 | 13.2 | 10.6 |
| February  | 12.9 | 13.2 | 12.7 | 13.1 | 11.2 |
| March     | 14.1 | 14.7 | 13.9 | 14.0 | 12.6 |
| April     | 15.1 | 15.0 | 14.5 | 14.7 | 13.7 |
| May       | 16.0 | 15.6 | 14.8 | 14.6 | 14.3 |
| June      | 16.0 | 15.0 | 14.5 | 14.6 | 15.2 |
| July      | 15.4 | 14.7 | 15.0 | 14.0 | 15.4 |
| August    | 15.0 | 14.4 | 14.9 | 14.4 | 15.7 |
| September | 14.7 | 13.7 | 14.4 | 14.5 | 14.1 |
| October   | 14.5 | 14.0 | 14.0 | 13.6 | 14.0 |
| November  | 13.7 | 13.2 | 13.8 | 12.3 | 13.2 |
| December  | 12.8 | 12.8 | 13.3 | 11.0 | 13.4 |

*NOTE:  August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.14
(Text of graph posted to Ashland Inc.'s website concerning
Valvoline Instant Oil Change twelve month rolling average sales)

Stores 2 Years and Older ($ in millions)*

| | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|
| January | 11.7 | 11.4 | 11.5 | 12.4 | 13.2 |
| February | 11.7 | 11.4 | 11.6 | 12.4 | 13.3 |
| March | 11.7 | 11.4 | 11.7 | 12.4 | 13.4 |
| April | 11.7 | 11.3 | 11.7 | 12.5 | 13.4 |
| May | 11.7 | 11.3 | 11.8 | 12.6 | 13.5 |
| June | 11.7 | 11.3 | 11.9 | 12.5 | 13.5 |
| July | 11.7 | 11.3 | 12.0 | 12.7 | 13.6 |
| August | 11.7 | 11.2 | 12.2 | 12.7 | 13.6 |
| September | 11.6 | 11.3 | 12.2 | 12.8 | 13.7 |
| October | 11.5 | 11.3 | 12.3 | 12.9 | 13.9 |
| November | 11.5 | 11.3 | 12.4 | 13.0 | 13.9 |
| December | 11.4 | 11.4 | 12.4 | 13.1 | 13.9 |

*NOTE: 60 VIOC stores  transferred  to Marathon on June 30, 2005,  have been excluded from this data.

Exhibit 99.15
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Distribution average sales per shipping day)

Average Sales per Shipping Day ($ in millions)*

|            | 2005   | 2006   | 2007   | 2008   | 2009   |
|------------|--------|--------|--------|--------|--------|
| January    | 15.187 | 15.959 | 15.445 | 17.177 | 12.065 |
| February   | 15.530 | 16.412 | 16.333 | 16.794 | 10.847 |
| March      | 15.524 | 15.910 | 15.520 | 17.574 | 10.339 |
| April      | 15.631 | 17.034 | 16.592 | 17.319 | 10.825 |
| May        | 15.664 | 16.459 | 15.905 | 17.809 | 11.268 |
| June       | 14.971 | 16.552 | 16.377 | 18.863 | 11.160 |
| July       | 14.774 | 16.194 | 15.948 | 18.018 | 11.506 |
| August     | 14.535 | 15.925 | 16.762 | 17.994 | 11.744 |
| September  | 16.319 | 16.695 | 17.328 | 17.958 | 12.938 |
| October    | 15.870 | 16.000 | 16.109 | 16.188 | 12.181 |
| November   | 16.688 | 16.537 | 17.169 | 14.765 | 12.588 |
| December   | 14.991 | 13.963 | 14.506 | 10.232 | 10.566 |

*NOTE:  August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.16
(Text of Graph posted to Ashland Inc.'s website concerning
Ashland Distribution revenue)

Monthly Sales ($ in millions)*

| | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|
| January | 304 | 335 | 340 | 378 | 253 |
| February | 311 | 328 | 327 | 353 | 217 |
| March | 342 | 366 | 341 | 351 | 227 |
| April | 328 | 324 | 332 | 381 | 227 |
| May | 329 | 362 | 350 | 374 | 225 |
| June | 329 | 364 | 344 | 396 | 246 |
| July | 295 | 324 | 335 | 396 | 253 |
| August | 334 | 366 | 386 | 378 | 247 |
| September | 343 | 334 | 329 | 377 | 271 |
| October | 333 | 352 | 371 | 372 | 268 |
| November | 334 | 331 | 343 | 266 | 239 |
| December | 300 | 265 | 276 | 215 | 222 |

12 Month Rolling Average ($ in millions)*

| | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|
| January | 288 | 326 | 338 | 343 | 343 |
| February | 293 | 328 | 338 | 345 | 331 |
| March | 297 | 330 | 336 | 346 | 321 |
| April | 301 | 329 | 337 | 350 | 308 |
| May | 306 | 332 | 336 | 352 | 296 |
| June | 309 | 335 | 334 | 356 | 283 |
| July | 311 | 337 | 335 | 361 | 271 |
| August | 314 | 340 | 336 | 361 | 260 |
| September | 318 | 339 | 336 | 365 | 252 |
| October | 320 | 341 | 338 | 365 | 243 |
| November | 323 | 341 | 339 | 358 | 241 |
| December | 324 | 338 | 340 | 353 | 241 |

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website.

Exhibit 99.17
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Distribution gross profit)

3 Month Rolling Average (%)*

|  | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|
| January | 9.9 | 10.1 | 8.8 | 7.6 | 10.8 |
| February | 9.7 | 9.4 | 8.7 | 7.2 | 10.8 |
| March | 9.8 | 9.6 | 9.0 | 7.7 | 12.8 |
| April | 9.8 | 9.7 | 8.1 | 7.6 | 12.3 |
| May | 10.0 | 9.8 | 7.3 | 7.6 | 11.9 |
| June | 10.0 | 9.3 | 7.1 | 7.8 | 10.1 |
| July | 10.1 | 9.1 | 7.3 | 7.6 | 10.1 |
| August | 9.7 | 8.8 | 7.8 | 7.7 | 9.8 |
| September | 9.3 | 8.8 | 7.0 | 8.1 | 8.8 |
| October | 9.1 | 8.9 | 6.9 | 8.1 | 8.4 |
| November | 9.9 | 9.0 | 7.2 | 8.5 | 8.7 |
| December | 10.2 | 8.6 | 7.5 | 8.6 | 9.2 |

12 Month Rolling Average (%)*

|  | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|
| January | 9.6 | 9.8 | 9.1 | 7.5 | 8.4 |
| February | 9.6 | 9.8 | 9.1 | 7.4 | 8.4 |
| March | 9.7 | 9.8 | 8.9 | 7.3 | 9.0 |
| April | 9.7 | 9.7 | 8.7 | 7.4 | 9.1 |
| May | 9.7 | 9.7 | 8.4 | 7.5 | 9.3 |
| June | 9.7 | 9.6 | 8.4 | 7.5 | 9.6 |
| July | 9.8 | 9.5 | 8.3 | 7.4 | 9.9 |
| August | 9.8 | 9.5 | 8.2 | 7.4 | 10.0 |
| September | 9.7 | 9.5 | 7.9 | 7.8 | 10.0 |
| October | 9.7 | 9.4 | 7.7 | 7.7 | 10.2 |
| November | 9.8 | 9.2 | 7.7 | 7.7 | 10.2 |
| December | 9.8 | 9.1 | 7.6 | 8.0 | 10.2 |

*NOTE: August and September 2007 information (and 3 and 12 month rolling averages that contain August and September 2007 information) is affected by the 13 month foreign reporting impact described on the Business Fundamentals page of this website. Distribution's gross profit as a percentage of sales for the three months ended March 31, 2009 and 2008 include a LIFO quantity credit of $11 million and $4 million, respectively.

Exhibit 99.18
(Text of graph posted to Ashland Inc.'s website concerning
Ashland Inc. operating segment trade working capital)

% of Annualized Sales#
 Monthly Actual %

| | 2007 | 2008 | 2009 |
|---|---|---|---|
| January | | 17.0 * | 16.9 |
| February | | 16.7 * | 16.9 |
| March | | 15.6 * | 16.3 |
| April | | 15.5 * | 15.9 |
| May | | 15.1 * | 16.0 |
| June | | 15.2 * | 14.9 |
| July | | 14.6 * | 14.4 |
| August | | 14.5 * | 13.9 |
| September | | 13.7 * | 12.7 |
| October | 16.3 * | 13.3 * | 13.2 |
| November | 16.6 * | 14.1 | 13.6 |
| December | 17.1 * | 16.2 | 14.1 |

NOTE:  Ashland's fiscal 2010 operating segment trade working capital target is a 13 month average of 14.9%.

* Data has been adjusted to include the historical Hercules businesses, preceding its purchase in November 2008.

# Selected Working Capital Components - December 31, 2009

Unaudited Data
($ in millions)

| | Operating segments (a) | Other components (b) | Total |
|---|---|---|---|
| Accounts receivable (c) | 1,269 | 20 | 1,289 |
| Inventories (d) | 754 | (161) | 593 |
| (Less) Trade and other payables | (888) | (385) | (1,273) |
| Net | 1,135 | (526) | 609 |

(a) Represents amounts considered in internal performance metrics applicable to most employees.

(b) Amount relates primarily to items within Corporate reporting segments.

(c) Accounts receivable is shown net of allowances for doubtful accounts.

(d) Operating segment amount excludes LIFO reserve, which is presented under other components.